

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 17, 2009

Jason F. Griffith
Chief Financial Officer
Amerigo Energy, Inc.
2580 Anthem Village Drive
Henderson, NV 89052

      Re: Amerigo Energy, Inc.
                   Form 10-K for the Fiscal Year Ended December 31, 2008
                   Filed April 15, 2009
                   Form 10-Q for the Fiscal Quarter Ended September 30, 2009
                   Filed November 20, 2009
                   File No. 000-09047

Dear Mr. Griffith:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We issued comments related to your Form S-4 filed on May 14, 2009 in a
        comment letter dated June 10, 2009. You did not respond to those comments as
        you did not proceed with your registration statement. However, certain comments
        in our letter related to the financial statements and other information contained in
        your December 31, 2008 Form 10-K. Therefore you are required to respond to
        those comments as they relate to information contained in your periodic reports
        that are publicly filed. Therefore, please address the following comments on your
        Form 10-K.

Item 2. Description of property, page 12

2.   Revise your filing to include all the disclosures required by Industry Guide 2 for
        your oil and gas operations.

Consolidated Balance Sheet, page F-3

3.   We note you account for the investment in GreenStart and note receivable from
        GreenStart as other assets. Please tell us why you have not consolidated
        GreenStart as you have disclosed that you own majority interest in the entity.
        Please clarify the accounting guidance you have relied upon when determining
        your accounting is appropriate. In addition, please clarify how you have
        considered the guidance in SFAS 94 when determining that it is appropriate not to
        consolidate your equity interest in GreenStart.

4.   We note your inclusion of the line items, "Proved reserves, net of depletion" and
        "Unproved reserves, net of depletion: and the absence of the disclosure items
        required by SFAS 69. Please amend your document to comply with the
        disclosure requirements of SFAS 69. Otherwise, these two items may be
        combined as unproved properties.

Consolidated Statements of Stockholder's Equity, page F-5

5.   We note that you have reported the 'write off of dissolved and spun off entities'
        as a $1.0 million and $1.1 million debt to equity. Please clarify the entities that
        were spun off in each of these instances and how you determined that your
        accounting was appropriate.

Note 2 – Summary of Significant Accounting Policies
Oil and Gas Producing Activities, page F-9

6.   Please revise your footnote to provide your accounting policy for your proved and unproved properties. Your disclosure should address whether you are accounting for your oil and gas producing activities in accordance with the Full-Cost Method pursuant to Article 4-10 of Regulation S-X or Successful-Efforts Method pursuant to SFAS 19.

Note 2 – Acquisition and Disposal of Assets, page F-13

7.   We note your disclosure with regard to the reorganization agreement between you and Granite Energy, Inc ("Granite"). Please clarify whether you have accounted for this transaction as a reverse merger recapitalization whereby Granite is the accounting acquirer and Amerigo is the accounting acquiree, whereby the assets and liabilities of Amerigo would be recorded on Granite's financial statements at historical cost on the transaction date. If so, reports filed after the reverse merger recapitalization should parallel the financial reporting required under GAAP, as if Granite were the legal successor to the reporting obligation as of the date of the acquisition. Therefore, please amend your Form 10-K to include the financial statements of Granite as of and for the year ended December 31, 2007 since they are the considered the accounting acquirer.

8.   We note you issued 9,254,429 shares of common stock at $1 per share to acquire various oil interests on December 1, 2008. Please tell us how you determined the value of the common stock issued. As part of your response, please explain how you determined that an Item 2.01 Form 8-K is not required for this asset acquisition.

9.   Your disclosure indicates that you acquired 'various oil interests that were previously sold by Granite Energy.' Please clarify who owned the interest in the oil and gas properties that you acquired on December 1, 2008 and explain their relationship to Granite.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief